SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                December 20, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                             Form 20-F or Form 40-F:

                            Form 20-F X   Form 40-F
                                     ---           ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes         No X
                                     -----     ---

  (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                 Yes         No X
                                     -----     ---

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                 Yes         No X
                                     -----     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

Corus Group plc

20 December 2006

      NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A
              VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

        Corus Group plc ("Corus") - Adjournment of Court Meeting and EGM

As previously announced by the Company, on 4 December 2006 Corus Shareholders voted to adjourn until today the Court Meeting and Extraordinary General Meeting which have been convened in connection with the proposals for the acquisition of Corus by Tata Steel UK Limited ("Tata"). At the reconvened Court Meeting and Extraordinary General Meeting held earlier today Corus Shareholders voted to adjourn those meetings sine die until further notice.

The Company will, as and when appropriate, give shareholders notice of any date upon which the adjourned Extraordinary General Meeting and Court Meeting are to be reconvened, in accordance with the articles of association of the Company and the direction of the Court respectively.

Voting Results

The voting results in relation to the Court Meeting and Extraordinary General Meeting held earlier today are summarised below:

Court Meeting

Res'n         Description             For Votes         %                Against Votes     %

1             To adjourn the          287,970,361       100              0                 0.00%
              meeting sine die

Extraordinary General Meeting

Res'n        Description           For Votes          %         Against Votes  %             Abstentions

1            To adjourn the        294,079,596        100       1,020          0.00%         0
             meeting sine die



Corus Shareholders who wish any existing instrument of proxy to remain in place should take no action. Unrevoked proxies will remain valid at any reconvened Court Meeting and EGM, notice of which will be provided to shareholders as and when appropriate, and at any adjournment of such reconvened meetings.



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

Any Corus Shareholder who no longer wishes any instrument appointing a Corus Director (or any other person) as their proxy to remain in place should (a) attend and vote at any reconvened Court Meeting and/or EGM in person, in which case their proxy will not be capable of exercising their votes, (b) revoke their existing proxy appointment and/or appoint a different person as their proxy with specific instructions on how to vote on any resolutions, or (c) provide different instructions to their existing proxy.

Corus Shareholders who have not yet appointed a proxy but who wish to vote at any reconvened Court Meeting and/or the EGM should either (a) attend and vote at the reconvened Court Meeting and/or EGM in person, or (b) appoint a proxy. As explained in the circular which was sent to shareholders on 10 November 2006 (the "Circular"), to be valid any proxies appointed to vote at the reconvened Court Meeting and/or EGM must be returned, whether by post or by hand, so as to arrive at the offices of the Company's Registrars, Lloyds TSB Registrars at least 48 hours prior to the time fixed for the relevant reconvened meeting. Shareholders will be notified of the date and time of any reconvened Court Meeting and EGM, as and when appropriate.

ADS Holders who wish any existing Voting Instruction Card to remain in place should take no action. Unrevoked ADS Voting Instruction Cards will remain valid at any reconvened Court Meeting and EGM, notice of which will be provided to shareholders as and when appropriate, and at any adjournment of such reconvened meetings. ADS Holders who have already returned a Voting Instruction Card to the Bank of New York and who wish to revoke those instructions or to provide different instructions should contact, in the case of registered ADS Holders, the Bank of New York, or, in the case of ADS Holders who hold their Corus ADSs indirectly, their bank, broker, financial institution or share plan administrator through which they hold their Corus ADSs.

ADS Holders who have not yet returned a Voting Instruction Card in accordance with the instructions set out in the Circular but who wish to do so in respect of any reconvened Court Meeting and/or EGM should complete a Voting Instruction Card and return it to the Bank of New York at the address specified in the Circular.

Any holders of interests in Corus Shares held via Euroclear Nederland who have validly given voting instructions or instructions to attend the Court Meeting or the EGM in person and who wish such instructions to remain in place should take no action. Any such unrevoked instructions will remain valid at any reconvened Court Meeting and EGM notice of which will be provided to shareholders as and when appropriate and at any adjournment of such reconvened meetings. Any holder of interests in Corus Shares held via Euroclear Nederland who no longer wishes such instructions to remain in place should contact the Dutch Paying Agent.

Any holders of interests in Corus Shares held via Euroclear Nederland who have not yet returned a Dutch Form of Proxy in accordance with the instructions set out in the Circular but who wish to do so in respect of any reconvened Court Meeting and/or EGM should complete and return a Dutch Form of Proxy to the Dutch Paying Agent.

Capitalised terms used, but not defined, in this announcement have the same meaning as given to them in the Circular.



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

Enquiries
Corus Group plc
Emma Tovey, Director, Investor Relations
Tel: +44 (0)20 7717 4514

Brunswick (PR adviser to Corus)
Kevin Byram, Partner
Tel: +44 (0)20 7396 5352



The Corus Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Corus Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Neither Tata nor CSN Acquisitions Limited ("CSN") have approved the release of this announcement nor agreed its contents. There can be no certainty that any revised offers will be made by to Tata or CSN nor as to the terms on which any revised offer(s) might be made.

The distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom and into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the 'SEC'). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

This announcement includes 'forward looking statements' under the United States securities laws, including statements about the expected timing of the Acquisition. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates', 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this announcement are made as of the date hereof and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Corus, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Corus by Tata, CSN or Corus, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks in the preceding paragraphs are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.



CE063530060

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORUS GROUP plc



Date: December 20, 2006                 By: Theresa Robinson
    -----------------------                 ----------------
                                      Name: Mrs Theresa Robinson
                                            Group Secretariat Co-ordinator